SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 23, 2010

3SBio Inc.

(Translation of registrant's name into English)

No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1 Press release, dated February 11, 2010, regarding that 3SBio Inc. submits application for NuPIAO Phase I clinical trial.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBio Inc.
Date : February 23, 2010	By:	/s/ Dr. Jing Lou
	Name:	Dr. Jing Lou
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
EX-99.1	3SBio Inc. Submits Application for NuPIAO Phase I Clinical Trial